FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD”), in order to comply with the terms of article 157, §4º, of Law No. 6.404/76 and with the Brazilian Securities Commission Rule (“Instrução CVM”) No. 358/02, hereby informs that a final Award has been rendered on April 29, 2008 by the Arbitral Tribunal formed under the rules of Fundação Getúlio Vargas in Rio de Janeiro (FGV-RJ), in connection with the arbitration proceeding brought by Sendas S.A. (“Sendas”) against CBD and Sé Supermercados S.A. (“Sé”), with respect to the dispute over the alleged right of Sendas to exercise a put option of its shares in Sendas Distribuidora S.A. based on the agreements entered into between the controlling shareholders of CBD and Sendas and in the alleged change of control of CBD resulting from the association between the controlling shareholders of CBD and the Casino group, which took place in 2005.

The Arbitral Tribunal decided, favorably to CBD, that the association with the Casino group in 2005 did not result in a change of control of CBD. Accordingly, the requests made by Sendas in the arbitration proceeding were denied, in particular the request for recognition of its alleged right to exercise the put option of its shares in Sendas Distribuidora S.A.

São Paulo, May 05, 2008

Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 5, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.